UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-43229

Wise Group plc

(Translation of registrant’s name into English)

1st Floor, Worship Square

65 Clifton Street

London EC2A 4JE

United Kingdom

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

In connection with its reporting obligations under the Listing Rules of the UK Financial Conduct Authority, the Company has prepared a UK annual report, in addition to its Annual Report on Form 20-F that was published and filed with the U.S. Securities and Exchange Commission (the “Form 20-F”), each for the financial year ended 31 March 2026 (the “UK Annual Report” and together with the Form 20-F, the “Supplementary Disclosure for UK Listing ”). A copy of each of the UK Annual Report and the Form 20-F has been submitted to the UK National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

A copy of the UK Annual Report is attached hereto as Exhibit 99.1. These disclosures attach the Form 20-F.

The UK Annual Report and the Form 20-F can also be accessed on the company’s Owner Relations website at http://owners.wise.com.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Supplementary Disclosures for UK Listing

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WISE GROUP PLC

Date: June 25, 2026	By: /s/ Kristo Käärmann
Name: Kristo Käärmann
Title: Chief Executive Officer